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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(CUSIP Number)

Edward L. Terry
c/o Davis Terry Management Company, LLC
2401 Lake Park Drive #355
Smyrna, GA 30080
770-437-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278608104			Page 1 of 3

1.	Name of Reporting Person: Edward L. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF—for shares solely owned

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,890,032

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,890,032

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,890,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 278608104			Page 2 of 3

1.	Name of Reporting Person: EMT Properties, Inc. Profit Sharing Plan		I.R.S. Identification Nos. of above persons (entities only): 58-2491342

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): EP

CUSIP No. 278608104			Page 3 of 3

1.	Name of Reporting Person: Elaine C. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,890,032

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,890,032

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,890,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.7%

14.	Type of Reporting Person (See Instructions): IN

Schedule 13D
     This Amendment No. 6 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed on June 15, 2004 by a group consisting of Edward L. Terry, Elaine C. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan (collectively, the “Reporting Persons” or the “Group”) as amended on May 25, 2005, July 7, 2005, July 13, 2005, September 16, 2005, and September 29, 2005, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material change” means no material changes to the responses contained in the Schedules previously filed by the Group.
Item 1. Security and Issuer.
     No material change.
Item 2. Identity and Background.
     Due to the transfer on October 28, 2005 of the 28,800 shares held by EMT Properties, Inc. Profit Sharing Plan to Edward L. Terry, individually, EMT Properties, Inc. Profit Sharing Plan, 2401 Lake Park Drive #355, Smyrna, GA 30080, is no longer a Reporting Person or part of the Group.
Item 3. Source and Amount of Funds or Other Consideration.
     Since the filing of Amendment No. 5 to Schedule 13D on September 29, 2005, which reported share purchases through September 28, 2005, and through November 7, 2005, Edward L. Terry, in his individual capacity, purchased 35,000 additional shares on the open market using personal funds, at a price of $2.00 per share for a total expenditure of $70,000.00. In addition, to satisfy the requirements of the Change in Control and Standstill Agreement, the 28,800 shares held by EMT Properties, Inc. Profit Sharing Plan were transferred to Mr. Terry individually on October 28, 2005 for the same $1.08 per share that EMT Properties, Inc. Profit Sharing Plan spent originally to acquire the shares. These same shares were transferred by Mr. Terry to Gary R. Rhineheart on October 28, 2005 for $1.08 per share, and an additional 28,200 shares were transferred from Mr. Terry to Mr. Rhineheart on November 4, 2005 for $1.26 per share.
Item 4. Purpose of Transaction.
     As disclosed in the Schedule 13D filed on June 15, 2004 and in the amended Schedule 13Ds filed on May 24, 2005, July 7, 2005, July 12, 2005, September 16, 2005 and September 29, 2005, the Reporting Persons were once subject to the terms of a Rebuttal of Presumption of Control with the Office of Thrift Supervision (“OTS”) under which the Group could acquire no more than 24.99% of the Company’s outstanding shares. Also as disclosed previously, Edward L. Terry, certain of Mr. Terry’s affiliates, and Gary R. Rhineheart, in conjunction with Messrs. Terry and Rhineheart’s filing of a Notice of Change in Control with the OTS, are parties to a Standstill Agreement with the Company, the terms of which permit Mr. Terry and Mr. Rhineheart to purchase, individually, up to 33% of the Company’s voting securities in the market, and, so long as they own at least 25% of the Company’s voting securities, to elect one person as a director of the Company. Messrs. Terry and Rhineheart received notice on September 7, 2005, in the form of a letter from the OTS dated September 2, 2005, that the OTS did not intend to disapprove the Notice of Change in Control. The Standstill Agreement, which was conditioned on OTS approval of the Messrs. Terry’s and Rhineheart’s Notice of Change in Control, is now in effect. The purchases of additional shares reported herein have been made by Mr. Terry as permitted under the terms of the above-referenced agreements. The transfer of 28,800 shares reported herein from EMT Properties, Inc. Profit Sharing Plan to Mr. Terry individually was required by the terms of the Change in Control and Standstill Agreement. The transfers of shares from Mr. Terry to Mr. Rhineheart reported herein have been made by Messrs. Terry and Rhineheart to maintain a balance of 90% to 10%, respectively, of the shares collectively held by them, as permitted under the terms of the above-referenced agreements.
     In addition to the Reporting Persons named herein, Mr. Gary R. Rhineheart may be deemed to be part of the Group. As mentioned above, Mr. Rhineheart, a business associate of Edward L. Terry, jointly filed the Notice of Change in Control with Mr. Terry. The Group disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Mr. Gary Rhineheart.
     Other than as described above, the Group does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer, except as permitted under the terms of the Standstill Agreement and the Notice of Change in Control; the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.
Item 5. Interest in Securities of the Issuer.
  (a) The Reporting Persons beneficially own an aggregate 1,890,032 shares of the Issuer’s common stock, or approximately 29.7% of the Issuer’s common stock outstanding, based on the number of shares outstanding as reported in the Issuer’s quarterly report on Form 10-QSB for the quarter ended June 30, 2005. The number and percentage of shares beneficially owned by each of the Reporting Persons is as set forth on the cover pages of this Schedule 13D and such information is incorporated herein by reference. Each of the Reporting Persons expressly disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Gary R. Rhineheart.
  (b) Edward L. Terry has direct beneficial ownership and sole voting power of the 1,890,032 shares of common stock reported herein.
     Elaine C. Terry may be deemed to have beneficial ownership of the 1,890,032 shares of common stock owned by her husband, Edward L. Terry.
     EMT Properties, Inc. Profit Sharing Plan transferred its 28,800 shares to Edward L. Terry, individually and no longer has beneficial ownership of any shares.

  (c) Since the filing of a Schedule 13D/A on September 29, 2005, using his personal funds, Mr. Terry acquired the following shares on the open market, on the date and at the prices indicated:

Date	Shares	Price
09/29/2005	30,000	$2.00	$60,000.00
09/30/2005	5,000	$2.00	$10,000.00

Totals	35,000		$70,000.00
     On October 28, 2005, to satisfy the requirements of the Change in Control and Standstill Agreement, the 28,800 shares held by EMT Properties, Inc. Profit Sharing Plan were transferred to Mr. Terry individually for the same price of $1.08 per share at which EMT Properties, Inc. Profit Sharing Plan acquired the shares on the open market. This transfer of $31,104.00 was funded from Mr. Terry’s personal funds.
  (d) Not applicable.
  (e) On October 28, 2005, EMT Properties, Inc. Profit Sharing Plan ceased to be the beneficial owners of any shares of the Company.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Messrs. Terry and Rhineheart are subject to the provisions of both the Notice of Change in Control and the Standstill Agreement in which they agreed, as a group, to limit their ownership to 33% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).
Item 7. Material to be Filed as Exhibits.
Previously filed.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Edward L. Terry
Date: November 8, 2005

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Elaine C. Terry
Date: November 8, 2005

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMT PROPERTIES, INC. PROFIT SHARING PLAN

By:	/s/ Edward L. Terry

Managing Trustee

Date: November 8, 2005